# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perella Weinberg Partners, CIK 0001777835
CUSIP: 71367G102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 767 5th Avenue, New York, New York (NY), 10153
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000887793

## Reporting persons
- TIAA CREF INVESTMENT MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,425,334; shared voting power 0; sole dispositive power 1,425,334; shared dispositive power 0; aggregate amount beneficially owned 1,425,334 (2.01% of the class)

## Item 1. Issuer
Name of issuer: Perella Weinberg Partners
Address of issuer's principal executive offices: 767 5th Avenue, New York, NY 10153 United States

## Item 2. Person Filing
Name of person filing: TIAA-CREF Investment Management, LLC ("TCIM")
Address of principal business office or, if none, residence:
730 Third Avenue
New York, NY 10017-3206
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,601,078
Percent of class: 5.07%
Sole power to vote or to direct the vote: 1,425,334
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,425,334
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Exhibit A attached

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TIAA CREF INVESTMENT MANAGEMENT LLC: /s/ Stuart R. Brunet, Stuart Brunet, Managing Director, Chief Compliance Officer (08/03/2026)